STAGE II APPAREL CORP.

                               -------------------

                              Information Statement
                          pursuant to Section 14(f) of
                           the Securities Act of 1934

                               -------------------

Introduction

      This Information Statement is being mailed to shareholders of Stage II Apparel Corp. (the "Stage II" or the "Company") in connection with the appointment to the Company's board of directors (the "Board") of five new members (the "Designees") to replace the current members of the Board (the "Board Reconstitution"). The Board Reconstitution will be implemented in accordance with the terms of a Management Agreement dated February 26, 1998 between the Company and Richard Siskind (the "Management Agreement"), subject to compliance with Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act"). Section 14(f) of the Exchange Act and Rule 14f-1 thereunder require information about the Designees and related matters to be filed with the Securities and Exchange Commission (the "SEC") and mailed to shareholders not less than ten days prior to the Board Reconstitution.

      This Information Statement outlines the terms of the Management Agreement and related agreements (collectively, the "Transaction Agreements") involving the sale to Richard Siskind of 1,900,000 shares (the "Control Shares") of the Company's common stock ("SA Common") held by Jack Clark, Robert Plotkin and Steven R. Clark, officers, directors and principal shareholders of Stage II (the "Principal Shareholders"). This Information Statement is being mailed to the Company's shareholders on or about March 2, 1998. As of that date, Stage II had outstanding 3,903,267 shares of SA Common Stock.

The Transaction Agreements

      The Company has incurred losses over the last several years and has been seeking to implement strategic changes to reverse the decline in its business. These efforts have been undertaken with a view in increasing shareholder values by bringing in a new management team, cutting expenses and adding new apparel licenses or business lines to the Company's reduced asset base. The transactions contemplated by the Transaction Agreements (the "Transactions") have been structured to address these goals.

      The Transaction Agreements consist of the Management Agreement, a Stock Purchase Agreement dated February 26, 1998 among the Company, the Principal Shareholders and Richard Siskind (the "Stock Purchase Agreement") and several related agreements to be executed at the closing of the Transactions scheduled for mid-March 1998 (the "Closing"). The terms of the Transaction Agreements are summarized below. This summary is not a complete description and is qualified by reference to the provisions of the Transaction Agreements filed with the SEC as exhibits to a Current Report of the Company on Form 8-K.

   o Management Agreement. The Management Agreement provides for Richard Siskind to join the Company as president and chief executive officer for a three-year term commencing at the Closing. As a condition to Closing, Mr. Siskind has agreed to arrange a new credit facility for the Company (the "New Credit Facility") to provide Stage II with adequate financial flexibility at lower costs than its existing facility. In the absence of the Transactions, the Company would expect to experience increasing pressures from its existing factor as a result of its deteriorating financial performance. In addition to the New Credit Facility, Mr. Siskind expects to implement measures to reduce overhead and add new apparel licenses as part of his strategy for returning the Company to profitability and increased sales. The Board believes Mr. Siskind's experience, industry contacts and business plan for the Company will enable it to complete the turnaround started by its current management. See "The Designees."

   o Stock Purchase Agreement. The Stock Purchase Agreement provides for the Principal Shareholders to sell their Control Shares to Richard Siskind at the Closing in consideration for the release of their guaranties of the Company's indebtedness to its factor and their receipt of options from Mr. Siskind to reacquire 1,500,000 of the Control Shares (the "Principal Shareholder Options"). The Principal Shareholder Options will be exercisable in one-third cumulative annual installments at exercise prices ranging from $.50 to $1.50 per share. The Stock Purchase Agreement also provides for Jack Clark, the founder and Chairman of the Company, to enter into a new employment agreement with Stage II contemplating a transitional role for one year at a reduced salary and the termination of his existing buy-sell agreement with the Company. See "Certain Transactions."

   o Stock Options. In consideration for the New Credit Facility to be arranged by Richard Siskind, the Company will issue to him at the Closing options to purchase up to 1,500,000 shares of SA Common (the "Mirror Options"). The Mirror Options will be exercisable on the same terms as the Principal Shareholder Options, but only to the extent that the Principal Shareholder Options are exercised. In addition to the Mirror Options, Mr. Siskind will receive options to purchase up to 900,000 shares of SA Common (the "Executive Options"), exercisable in one-third cumulative annual installments at an exercise price of $.75 per share. The effectiveness of the Mirror Options and the Executive Options will be subject to approval by the Company's shareholders at the annual meeting expected to be held in May 1998.

   o Board Reconstitution. The Board Reconstitution contemplated by the Management Agreement will be implemented in accordance with Rule 14f-1 under the Exchange Act. See "The Designees." After the Board Reconstitution, the Board will continue to have at least two independent directors and an audit committee comprised of a majority of independent directors in accordance with the listing requirements of the American Stock Exchange.

   o Stand Still Protection. As part of the Transactions, Mr. Siskind will agree that he will not vote his Control Shares or any other shares of SA Common acquired by him or take any action as a director of the Company to approve a merger or consolidation of the Company with, or a sale of all or substantially all the assets of the Company to any of his affiliates (other than a merger or consolidation of the Company with one of its subsidiaries that does not have the effect of increasing his percentage ownership in the surviving corporation) unless (i) the effective consideration per share of SA Common to be received by other holders of SA Common in the transaction complies in all material respects with any applicable requirements of New York law regarding the fairness of transactions between a corporation and a controlling stockholder and (ii) if the transaction is consummated within three years after the closing of the Transactions, the consideration to be received in the transaction on an equivalent per share basis has a value that is not less than $1.00 per share of SA Common or the transaction is approved by holders (other than Mr. Siskind and his affiliates) of SA Common representing a majority of the SA Common (other than shares held by Mr. Siskind and his affiliates) voted on the transaction.

The Designees

      This Information Statement includes the information required by Rule 14f-1 under the Exchange Act in connection with the Board Reconstitution. As a condition to Closing, the Management Agreement provides for the resignation of the current members of the Board, effective upon expiration of the ten-day mailing requirement of Rule 14f-1, and their appointment of the Designees. The Company has been advised by Mr. Siskind that the Designees, in addition to himself, will be Robert Greenberg, Barry Fertel, Jon Siskind and Beverly Roseman. A biography of each Designee is set forth below.

      Richard Siskind has been in the apparel business for over 30 years, serving in a variety of roles and positions. By 1977, Mr. Siskind had assumed the position of president of David Small Industries, Inc. In 1982 he co-founded Apparel Exchange, Inc., an affiliated company. Both companies sold off-price men's, women's and children's apparel and reached sales in excess of $100 million by 1989. Mr. Siskind sold both companies in 1989. In 1991 Mr. Siskind founded R. Siskind and Company ("RSC"). He is a director, sole shareholder and chief executive officer of RSC, which is in the business of purchasing top brand name men's and women's apparel and accessories, and redistributing it to a global clientele of upscale off-price retailers.

      Robert Greenberg founded LA Gear, a publicly held footwear company noted for making athletic footwear fashionable. Mr. Greenberg launched his second footwear venture with his sons in 1992. At 57, he is the Chairman and CEO of Skechers USA, Inc., which sells casual lifestyle footwear to major retailers throughout the United States and in approximately sixty countries. Since its inception, Skechers, Inc. has become one of the largest privately held footwear companies in the United States.

      Barry Fertel has been a partner in the law firm of Roper, Barandes & Fertel since 1988. His practice is concentrated in the field of commercial litigation. From 1980 to 1988, Mr. Fertel was an associate and later a partner of Bell, Kalnick, Klee, Green & Beckman, a New York City law firm. From 1978 to 1980, he was an Assistant Attorney General for the State of New York. He is a graduate of the State University of New York at Stony Brook and received his law degree from the State University of New York at Buffalo. Mr. Fertel currently serves as Vice President of the Board of Education of the New Rochelle School District.

      Jon Siskind graduated from the University of Hartford in 1991, where he received his B.A. in Economics. He joined RSC in the same year as an account executive handling the Northeast and Mid West territories. In 1994, he was appointed National Sales Manager and given the additional responsibility for overseeing all sales and distribution. In 1995, he was appointed as RSC's Vice President of Sales. Jon Siskind is the son of Richard Siskind.

      Beverly Roseman joined RSC in 1992 as the Merchandise Manager. In 1995, Mrs. Roseman was appointed as RSC's Vice President of Buying, Merchandising and Operations. Mrs. Roseman also oversees the Human Resources, MIS and Operational divisions of RSC. From 1975 to 1980, Mrs. Roseman worked for R.H. Macy's, first as trainee and then as a buyer. She was employed from 1980 to 1982 as a buyer for The Broadway Department Stores in California, from 1982 to 1988 as a buyer for Marshall's Inc. and from 1988 to 1992 as a Senior Buyer for T.J. Maxx. Mrs. Roseman is a graduate of Adelphi University.

                             1997 PROXY INFORMATION

      The balance of this Information Statement set forth information republished from the Company's proxy statement for its 1997 annual meeting of shareholders. This information is included to satisfy the requirements of Rule 14f-1 under the Exchange Act in connection with the Board Reconstitution.

Directors and Executive Officers

      The current directors and executive officers of the Company are as follows:

                                                                                              Officer of
                                                                                               Stage II
Name                      Age                             Position                               Since
----                      ---    ------------------------------------------------------------ -----------
Jack Clark............... 70     Chairman of the Board and a director                             1982
Steven R. Clark.......... 40     President and a director                                         1980
Ronald Cohen............. 55     Executive Vice President - Operations and a director             1996
Carl Jenkins............. 54     Executive Vice President - Production and Foreign Operations     1996
Michael Hanrahan......... 38     Treasurer                                                        1997
Eugene Myers............. 72     Director                                                         1990
Robert Plotkin........... 55     Director                                                         1980

      A summary of the business experience and background of the Company's executive officers and directors is set forth below.

      Jack Clark has served as the Chairman of the Board and a director of the Company since 1982. From 1982 through January 1987, he served as a consultant to the Company and other apparel companies in his capacity as president of J.C.C. Consulting Corp., with his services since that date provided directly and exclusively to the Company. Mr. Clark is primarily responsible for the Company's strategic planning, including product designs and development, manufacturing and acquisitions. Mr. Clark has been engaged in the apparel business for over 40 years.

      Steven R. Clark has been a member of the Company's sales force and served as a director of the Company since its formation in 1980, and has served as its President since 1996 and Executive Vice President - Big and Tall Apparel since 1992, prior to which he was Division Head - Big and Tall Apparel. He is the son of Jack Clark, Chairman of the Board of the Company, and has been engaged in the apparel business for over 15 years.

      Ronald Cohen joined Stage II in 1988 as Director of Operations and was appointed as Executive Vice President - Operations and a director of Stage II in 1996. He is principally responsible for the Company's computer operations, import arrangements and sales monitoring. Prior to joining Stage II, Mr. Cohen served for four years as President of Scottodd, Inc., a consulting company.

      Carl Jenkins joined the Company in 1994 as Director of Production and Foreign Operations and was appointed as Executive Vice President - Production and Foreign Operations in 1996. Prior to joining Stage II, he served in a similar position with Townsley for more than five years.

      Michael Hanrahan joined the Company in 1997 as Chief Financial Officer and Treasurer. From 1994 to 1997, Mr. Hanrahan was Director of Finance at Listeff Fashions, Inc., prior to which he served as Manager of Financial Reporting at Bernard Chaus Inc. since 1989. Mr. Hanrahan is a certified public accountant and a graguate of Seton Hall University.

      Eugene Myers, age 72, has served as a director of the Company since 1990. He was a principal shareholder in Sarena Fashions Ltd., a manufacturer of ladies' intimate apparel, and served as its President from 1984 until 1989. From 1978 through 1987, Mr. Myers also served as President of My-Line Apparel Ltd., a manufacturer of ladies' intimate apparel. He has been engaged in the apparel business for over 35 years.

      Robert Plotkin, age 55, has served as a director of the Company since its formation in 1980. He also served as the Company's President until October 1994. Since that time, he has served as a consultant to the Company. Mr. Plotkin has been engaged in the apparel business for over 30 years.

Board Classes

      The Board is divided into two classes. The Class II directors were elected at the Company's 1997 annual meeting of shareholders to serve for a two-year term expiring at the 1999 annual meeting or until their successors are chosen and have qualified. The Class I directors were elected at the Company's 1996 annual meeting of shareholders to serve for a two-year term expiring at the 1998 annual meeting. The Designees will be assigned to serve as either Class I or Class II directors at the election of Richard Siskind. See "The Transaction Agreements--Board Reconstitution"

1996 Board Meetings

      During 1996, the Board took action, either at meetings or by consent, on a total of four occasions. No director attended or participated in fewer than 75% of these meetings or action by consent.

Committees and Committee Meetings

      The Board has an Audit Committee and a Compensation Committee. During 1996 and the first nine months of 1997, both committees are comprised of Eugene Myers and Stephen J. Jelin, who subsequently retired from the Board. The Audit Committee is responsible for monitoring and reviewing the financial affairs and financial statements of the Company and performing related internal financial review procedures. The Compensation Committee is responsible for evaluating salary and bonus arrangements for all officers and key employees and for administering the Company's employee benefit plans. During 1996, each of these Committees held one meeting. The Board has no other standing committees.

Compensation of Directors

      The outside directors of the Company received directors' fees at the rate of $3,000 per meeting during 1996.

Compensation of Named Executive Officers

      The following table sets forth the total remuneration paid during the last three years to the five most highly compensated executive officers of the Company.

                           Summary Compensation Table

                                            Annual Compensation         Long Term Compensation
Name and                                    -------------------         ----------------------         All Other
Principal Position           Year        Salary     Bonus  Other(1)      Option/SAR Awards (#)      Compensation(2)
------------------           ----        ------     -----  --------      ---------------------      ---------------
Jack Clark                   1996......  $345,000    ---     ---                   ---                 $ 4,000
   Chairman of               1995......   543,000    ---     ---                   ---                   4,000
   the Board                 1994......   468,000    ---     ---                40,000                   4,000

Henry Weiner(3)              1996......   227,000    ---     ---                   ---                   3,000
   Executive VP-             1995......   279,000    ---     ---                   ---                   3,000
   Spalding                  1994......   229,000    ---     ---                20,000                   3,000

Ronald Cohen                 1996......   124,000    ---     ---                   ---                   3,000
   Executive VP-             1995......   123,000    ---     ---                   ---                   3,000
   Operations                1994......   117,000    ---     ---                10,000                   3,000

Steven R. Clark              1996......   118,000    ---     ---                   ---                   2,000
   President                 1995......   121,000    ---     ---                   ---                   3,000
                             1994......   132,000    ---     ---                   ---                   2,000

Stuart Goldman(3)            1996......   114,000    ---     ---                   ---                   1,000
   President                 1995......   542,000    ---     ---                   ---                   4,000
                             1994......    57,000    ---     ---                63,000                     ---

----------
      (1) Perquisites and other benefits did not exceed 10% of any named officer's total annual salary.
      (2) Reflects the Company's contribution to the accounts of the named executive officers under its Employee Stock Ownership and Salary Deferral Plan. See "Employee Benefit Plans" below.
      (3) Mr. Weiner resigned from his position with the Company in the first quarter of 1997, and Mr. Goldman was terminated by the Company in April 1996.

Stock Options

      The Company maintains two incentive stock option plans (the "ISO Plans"). See "Employee Benefit Plans--Employee Stock Option Plans" below. The following table sets forth information as of December 31, 1996 on stock options held under the ISO Plans by the Company's five most highly compensated executive officers in 1996, none of whom received any option grants or exercised any stock options during 1996.

                 Aggregated Option Exercises In Last Fiscal Year
                        and Fiscal Year End Option Values

                                                                                                        Value of
                                            Shares                                  Number of         Unexercised
                                           Acquired                                Unexercised       In-the-Money
                                              on              Value                Options at          Options at
Name                                       Exercise         Realized               Year End(1)        Year End(2)
----                                       --------         --------               -----------        -----------
Jack Clark...........................        None              N/A                   40,000                N/A
Henry Weiner.........................        None              N/A                   20,000                N/A
Ronald Cohen.........................        None              N/A                   10,000                N/A
Steven R. Clark......................        None              N/A                     ---                 N/A
Stuart Goldman.......................        None              N/A                     ---                 N/A

----------
      (1) All of the stock options are currently exercisable.

      (2) The closing price of the Common Stock on the AMEX on December 31, 1996 was below the exercise price of the options.

Employee Benefit Plans

      Stock Option Plans. The ISO Plans maintained by the Company were adopted in 1987 (the "1987 Plan") and 1994 (the "1994 Plan"), providing for the grant of options to purchase up to 200,000 shares and 300,000 shares, respectively, of Common Stock to key employees. The terms of the two ISO Plans are identical, except for the additional shares of Common Stock covered by the 1994 Plan.

      The exercise price for options granted under the ISO Plans is fixed by a Compensation Committee of the Board at 100% of the market price of the Common Stock on the date of the grant or 110% of the market price for any optionee who is a principal shareholder. Each option granted under the ISO Plans is exercisable for periods of up to ten years from the date of grant, or three months after termination of employment, with certain exceptions.

      At December 31, 1996, options to purchase a total of 140,000 shares at exercise prices ranging from $27/8 to $65/8 per share were outstanding under the ISO Plans, and options to purchase 360,000 shares were reserved for future grants. No options were exercised during 1996, 1995 or 1994.

      Employee Stock Ownership and Salary Deferral Plan. In 1994, the Company converted its Profit Sharing Plan into an Employee Stock Ownership and Salary Deferral Plan (the "Savings Plan"). Under the Savings Plan, for each dollar contributed by electing employees to a retirement savings account from up to 12% of their annual compensation, the Company may contribute up to $.40, subject to certain limitations under Section 401(k) of the Internal Revenue Code (the "Code"). The Company's expense for these contributions in 1996, 1995 and 1994 aggregated $38,000, $69,000 and $55,000, respectively.

      The Saving Plan also enables the Company to make discretionary contributions for open market purchases of its Common Stock to be allocated to the accounts of all employees in proportion to their annual compensation. This feature was added in 1994 and is intended to qualify for treatment under Section 401(a) of the Code. The Company did not make any discretionary contributions to the Savings Plan for this purpose in 1996, 1995 or 1994.

Compensation Committee Interlocks and Insider Participation

      The Board has a Compensation Committee comprised of Messrs. Jelin and Myers. Neither one of these directors has ever served as an officer of the Company or any of its subsidiaries or had any related party transactions with the Company.

Compensation Committee Report on Executive Compensation

This report was approved in 1997 by the following
members of the Compensation Committee:           STEPHEN JELIN     EUGENE MYERS

      General. In recommending 1996 compensation levels for the Company's officers, including the Chief Executive Officer and other named executive officers, the Compensation Committee of the Board applied the Board's established compensation policies and criteria intended to promote the Company's overall objective of maximizing shareholder value over time. These procedures are aimed at maintaining a competitive compensation package to attract and retain talented personnel while also responding to both individual and corporate performance measures. Recommendations for 1996 salary levels and long term compensation were based on evaluations during January 1996 and thereafter.

      Compensation Policy. The Company's executive compensation policy is designed to maintain competitive levels of pay along with equity incentives to attract and retain qualified executives with interests, as co-owners of the Company, identical to those of its unaffiliated shareholders. This policy is implemented through a salary structure augmented by stock option and Savings Plan participation. The Committee's objective is to integrate these compensation components with the annual and long term performance of the Company as well as the achievements and contributions of the individual executives.

      While the Committee's goal is to maintain executive compensation at levels that are competitive with industry peers and linked to corporate performance, actual compensation in any particular year may be above or below published rates for competitors. In addition, due to the overall weakness of the retail apparel market, the Company's compensation levels from year to year may not correlate directly with various corporate performance measures in a particular year. The Committee believes, however, that the Company's compensation program enables it to balance the relationship between compensation and performance in the best interests of the shareholders.

      The separate components of the Company's executive compensation program for 1996 are described below, along with a discussion of the evaluations made by the Committee in recommending 1996 compensation levels for the five most senior executive officers.

      Annual Compensation. Annual compensation paid to the Company's named executive officers is limited to base salaries, without any bonus or commission payments, plus contributions to their accounts under the Company's Savings Plan, which are generally dependent upon the amount of their own contributions. Salary levels for the Company's top five executive officers are established by the Board based on recommendations of the Compensation Committee.

      Recommendations by the Compensation Committee for salary levels in 1996 were based on several historical and comparative performance factors. The Committee also considered comparative compensation and performance data for various other apparel companies and the performance of each of the Company's senior officers within his particular area of operating responsibility. Although the Committee reached favorable evaluations on the basis of these criteria, it recommended that the Board reduce 1996 salaries below the prior year's level for those officers in view of the existing competitiveness of their salary levels, the overall weakness of the retail apparel market at the time of their deliberations and the cost containment objectives of the Board.

      The Compensation Committee's 1996 salary recommendation for Jack Clark, the Chairman of the Board, was based on similar criteria as well as considerations of overall corporate leadership, contribution to the Company's performance and assumption of increased responsibilities. These positive considerations were offset by the Company's cost containment objectives, resulting in a 36% reduction in Mr. Clark's 1996 salary compared to his 1995 compensation.

      Long Term Compensation. Long term incentives are provided through the Company's ISO Plans. Options provide executives and other key employees with the opportunity to establish or increase their equity interest in the Company and to share in any appreciation in the value of the Common Stock. As a result of Stage II's disappointing financial results, no options were granted to its five most highly compensated executive officers during 1996.

      Conclusion. The Compensation Committee believes that the executive compensation policies implemented through its recommendations serve the interest of the shareholders and the long range goals of the Company.

Performance Graph

      The following graph compares the yearly percentage change in the Company's cumulative total shareholder return with the cumulative return (assuming reinvestment of dividends) of (i) the Russell 2,000 Index and (ii) an Apparel Index group as published by Value Line. Inc.



                              [LINE CHART OMITTED]

                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                           AND MANAGEMENT OF STAGE II

      The following table sets forth information on the beneficial ownership of the Common Stock as of January 31, 1998 by (i) ) each person known by the Company to own beneficially more than 5% of the outstanding Common Stock, based on Statements on Schedule 13D filed with the SEC, (ii) the Company's five most highly compensated executive officers during its last fiscal year, (iii) each director of the Company and (iv) all directors and executive officers of the Company as a group. Except as indicated in the footnotes to the table, the named beneficial owners have sole voting and investment power for the reported shares.

                                                                                  Common Stock
                                                   Address of                     Beneficially       Percentage
5% Shareholders                               5% Beneficial Owners                    Owned           of Class
---------------                           -----------------------------           -------------      -----------
Fortuna Investment Partners, L.P.
Fortuna Capital Management, Inc.
Ronald J. Vannuki.........................  100 Wilshire Boulevard
                                            Santa Monica, CA 90401                   425,900(1)         10.9%
Named Executive Officers
and Directors
Jack Clark........................................................................ 1,381,479(2)         35.4
Ronald Cohen......................................................................    10,000(3)           .3
Steven R. Clark...................................................................   169,080             4.3
Eugene Myers .....................................................................       400             ---
Robert Plotkin....................................................................   502,363(4)         12.9
All officers and directors
 as a group (11 persons).......................................................... 2,108,917(5)         54.0

----------
      (1) Based on a Statement on Schedule 13D, reflects shares held directly by Fortuna Investment Partners, L.P. ("FIP") and indirectly by Fortuna Capital Management, Inc. ("FCP"), the general partner of FIP, and by Mr. Vannuki, as President and Chief Executive Officer of FCP. Excludes (i) 700 shares of Common Stock held in Mr. Vannuki's IRA. See "Certain Transaction."
      (2) Includes (I) 13,700 shares owned by Mr. Clark's IRA, (ii) 36,519 shares held by a foundation owned by Mr. Clark, (iii) 400 shares owned by his wife and (iv) 40,000 shares subject to stock options.
      (3) Represents 10,000 shares subject to stock options.
      (4) Includes 1,500 shares owned by Mr. Plotkin's IRA, 1,000 shares owned by his wife and 1,500 shares held by her IRA.
      (5) Includes (i) a total of 54,719 shares owned indirectly by officers and directors of the Company and (ii) an aggregate of 85,000 shares subject to stock options.

                              CERTAIN TRANSACTIONS

      The Company is a party to a 1992 buy-sell agreement with Jack Clark, a director and officer of the Company, providing for the Company's repurchase of the shares of Common Stock by his estate in the event of his death. The purchase price for any shares repurchased under the agreement will be the average of the closing prices of the Common Stock on its principal trading market during the five trading days preceding the date of Mr. Clark's death or the book value per share of the Common Stock as reflected in the Company's most recent periodic report filed with the Securities and Exchange Commission prior to the date of death, whichever is greater. The Company maintains insurance policies on the life of Mr. Clark covering $5.4 million of its repurchase commitment under the agreement at premiums aggregating approximately $2.3 million over a period of seven years, with corresponding cash surrender values estimated to reach approximately $2 million by the end of that period. To the extent not covered by these policies, the Company will have the option to fund the balance of any repurchase commitment with a promissory note payable over three years with interest at a market rate. Mr. Clark will have the option, upon the sale of his entire interest in the Company, to purchase its insurance policies on his life at their prevailing cash surrender value. Mr. Clark's new employment agreement included in the Transaction Agreements provides for the termination of the buy-sell agreement. See "The Transaction Agreements--Stock Purchase Agreement."

      On March 5, 1996, the Company entered into an agreement (the "Consulting Agreement") with AMP Consulting Services, Inc. ("AMP"), Fector Detwiler & Co., Inc. ("FDC") and Fortuna Capital Management Company ("FCM"), providing for various consulting and financial advisory services and the issuance of performance-based options (the "Options"). FCM is a principal shareholder of the Company. See "Principal Shareholders." Anthony M. Pisano, the principal shareholder of AMP, served as Chief Financial Officer of the Company during the first half of 1997.

      The advisory services provided under the Consulting Agreement included (i) a review of the Company's operations to consider ways of increasing the efficiency and financial performance of the Company's existing apparel business,
(ii) the evaluation of strategic opportunities to either expand or divest the current business and acquire new businesses within or outside the apparel industry and to develop profitable strategies for the resulting enterprise and
(iii) the identification of potential transactions to implement the recommended strategic plan. The Consulting Agreement had a term ending September 1, 1996, subject to earlier termination or extension by the Company.

      In connection with the Consulting Agreement, the Company granted Options to AMP, FDC and FCM to purchase 200,000 shares, 100,000 shares and 200,000 shares, respectively, of its Common Stock at $31/8 per share, exercisable only if specified performance goals were met (a "Qualifying Event"). In addition, Jack Clark, the Company's Chairman of the Board, issued Options to FDC and FCM to purchase 434,000 shares and 866,000 shares, respectively, of Common Stock owned by him upon the occurrence of a Qualifying Event at an exercise price of $4 3/4 per share. The FDC and FCM Options expired on March 1, 1997, and the AMP Options expired on May 1, 1997.


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